WHY WE LIKE THIS PAINTING

MASTERWORKS

- On offer is a painting from Chinese-French artist Zao Wou-Ki's desirable "Hurricane Period," executed between 1971 and 1976. Together with his peers Wu Guanzhong and Chu Teh-Chun, Zao Wou Ki has informally been deemed one of the "Three Musketeers of Chinese Modernism."
- The artist's top ten auction sales have been achieved since January 1, 2017, two of which are from the "Inifnity Period," including: Juin-Octobre 1985 (1985), which represents the artist's top auction record and sold for $65,204,488 in September 2018, and Triptyque 1987-1988 (1987-88), which sold for $22,677,376 in May 2019.
- Our acquisitions team has reviewed 140 examples of work by Zao Wou-Ki from around the world, some of which are priced in excess of $5 million. Of these 140 works, this is the fifth one we have selected to be offered on the Masterworks platform.
- The Painting was previously owned by Jean Leymarie, a prominent art historian and the former director of the Musée national d'Art moderne in Paris and later the French Academy in Rome. In 1978, Leymarie published the first comprehensive monograph on Zao Wou-Ki.
- Examples similar in scale, period, and composition to the Painting have achieved prices in excess of $1.2 million at auction, including: "6.11.72" (1972), which sold for $1,253,507 in July 2022, "14.06.73" (1973), which sold for $1,593,323 in December 2020, and "25.02.77" (1977), which sold for $2,199,467 in December 2020.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$158,129,017	373

ZAO

WOU-KI

b. 1921, CHINA–d. 2013, SWITZERLAND



$1,887,000

INITIAL OFFERING

16.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 29 × 39 in. (74 × 100 cm.)

Zao Wou-Ki was a pioneering artist known for his abstract paintings that blended Eastern and Western aesthetics.

The Painting is a characteristic example of Zao Wou-Ki's innovative experimentation and synthesis of Chinese and Western artistic traditions. Executed between 1971 and 1976, Zao Wou-Ki began the Painting during the artist's seminal "Hurricane Period," which began in 1959 and concluded around 1972. Works from this series are recognized for their energetic brushwork, often configured around a central axis, which is evident in the Painting. The artist notes in his autobiography his hazy abstractions created during this time were an attempt "to paint an invisible space, the space of a dream, a space of harmony." The Painting's central brushwork appears to intersect and spread, becoming more hazy and atmospheric towards the edges of the composition, possibly referencing the misty mountainous landscapes of Chinese masters like Dong Yuan. The Painting's large, gestural passages of black brushwork recall traditional splashed ink techniques, while his process of diluting oils with turpentine creates a visual effect akin to ink smudges on the canvas. The Painting was previously in the collection of prominent art historian Jean Leymarie, the former director of the Musée national d"Art moderne and later the French Academy in Rome. Leymarie was a champion and collector of Zao Wou-Ki's work, and in 1978 published the first comprehensive monograph on the artist. As of October 28, 2022, examples similar in scale, period, and composition to the Painting have achieved prices in excess of $1.2 million at auction, including: *6.11.72* (1972), which sold for HKD 9,840,000 ($1,253,507) at Poly Auction, Hong Kong on July 12, 2022, *14.06.73* (1973), which sold for HKD 12,350,000 ($1,593,323) at Phillips, Hong Kong on December 3, 2020, and *25.02.77* (1977), which sold for HKD 17,050,000 ($2,199,467) at Christie's, Hong Kong, on December 2, 2020. The Painting's year, composition, execution, and provenance make it a commercial and desirable work by Zao Wou-Ki.

Zao Wou-Ki, like many of his Western contemporaries, became immersed in abstraction during the 1950s, however, the artist's approach was distinct in that he found many influences for his abstractions in Traditional Chinese painting. In 1959, the Kootz Gallery in New York City became the first venue to hold a solo exhibition of the artist's abstract canvases in the United States and established his presence in the Post-War movement alongside other painters it represented, such as Pierre Soulages, Hans Hoffmann and Robert Motherwell. Over the next decade, Zao's career continued to advance. In 1968, Zao was featured in the exhibition, "Painting in France 1900-1967," which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts. Though he had spent a significant portion of his professional career in Europe, Zao Wou-Ki was a leading artistic figure in both the East and West. In his lifetime, Zao was granted numerous exhibitions and retrospectives, including at the Grand Palais and the Bibliothèque Nationale de France in Paris, the Taipei Fine Arts Museum, the Hong Kong Museum of Art and the National Art Museum of China in Beijing, among others. Widely collected in China, Europe and the United States, the artist's market is globally diverse, and as of November12, 2022 all of the artist's top ten auction records have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold on September 30, 2018 for HK$510,371,000 (US$65,204,488), followed by *29.09.64* (1964), which sold on May 26, 2022 for HKD$278,000,000 ($35,414,698), and *04.01.79* (1979), which sold on December 4, 2020 for CN¥174,800,000 (US$26,762,229).

AS OF NOVEMBER12, 2022 ALL OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED SINCE JANUARY 1, 2017, LED BY *JUIN-OCTOBRE 1985* (1985), WHICH SOLD ON SEPTEMBER 30, 2018 FOR HK$510,371,000 (US$65,204,488), FOLLOWED BY *29.09.64* (1964), WHICH SOLD ON MAY 26, 2022 FOR HKD$278,000,000 ($35,414,698), AND *04.01.79* (1979), WHICH SOLD ON DECEMBER 4, 2020 FOR CN¥174,800,000 (US$26,762,229).

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$7.0M
$5.3M
$3.5M
$1.8M
1998
2000
2002
2004
2006
2007
2009
2011
2013
2015
2017
2018
2020
2022

Zao Wou-Ki (b. 1921, Beijing, China - d. 2013, Nyon, Switzerland) was a pioneering artist known for his abstract paintings that blended Eastern and Western aesthetics. He was born as T'chao Wou-ki to the T'chao family and raised in Nantung, a town north of Shanghai in the Jiangsu province of China. At the age of fifteen, Zao was accepted to the prestigious Hangzhou National College of Art, now known as the China Academy of Art, where he would spend the following six years learning both Chinese and Western painting techniques. This was a formative time for the artist, who together with his academy peers Wu Guanzhong and Zhu Dequn (Chu Teh-Chun) have been informally called the "Three Musketeers of Chinese Modernism." In 1941, the artist had his first solo exhibition in Chongqing, which drew inspiration from the works of the European Modernists he found on foreign postcards or in magazines. In 1946, the Cultural Attaché of the French Embassy in China, Vadime Elisseeff, organized for Zao's work to be included in a display of contemporary Chinese painters at the Cernuschi Museum in Paris. In 1948, not long before the Communist takeover of China, Zao permanently relocated to France and was eventually granted citizenship in 1964. Once in Paris, Zao settled in Montparnasse near the home of Alberto Giacometti, and developed a diverse network of friends, including fellow artists Pierre Soulages, Joan Mitchell and Sam Francis, among others.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Zao Wou-Ki with the following criteria: canvas paintings executed 1970 to 1979 that measure 18 inches by 40 inches in height to 28 inches by 50 inches in width, and excluding examples that to the best of our ability to determine, feature predominantly colorful compositions with large areas of red, blue, yellow or green palettes. The set excludes tondos and multipanel works. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% inclusive applied to "Ohne Titel" (1973) and "Sans Titre" (1975). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.9% CAGR implied from selected sales occurring from May 20, 1999 to July 12, 2022.

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